                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

    Fascitelli,                      Elizabeth           C.
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   (Last)                           (First)             (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                         NY                  10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Carmike Cinemas, Inc.
   (CKE)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

   January/1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

                 |       |       |      |               |                 |                       |        |9.       |10.   |      |
                 |       |       |      |               |                 |                       |        |Number   |Owner-|      |
                 |       |       |      |               |                 |                       |        |of       |ship  |      |
                 |2.     |       |      |               |                 |                       |        |Deriv-   |of    |      |
                 |Conver-|       |      | 5.            |                 |7.                     |        |ative    |Deriv-|11.   |
                 |sion   |       |      | Number of     |                 |Title and Amount       |        |Secur-   |ative |Nature|
                 |or     |       |      | Derivative    |6.               |of Underlying          |8.      |ities    |Secur-|of    |
                 |Exer-  |       |4.    | Securities    |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
                 |cise   |3.     |Trans-| Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
                 |Price  |Trans- |action| or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.               |of     |action |Code  | of (D)        |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of         |Deriv- |Date   |(Instr| (Instr. 3,    |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative       |ative  |(Month/|8)    | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security         |Secur- |Day/   |------| ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)       |ity    |Year)  |Code|V|  (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
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
5.5%             |       |       |    | |       |       |        |        |             |         |        |         |      |      |
Series A Senior  |       |       |    | |       |       |        |        |             |         |        |         |      |      |
Cumulative       |       |       |    | |       |       |        |        |             |         |        |         |      |      |
Convertible      |       |       |    | |       |       |        |        |             |         |        |         |      |      |
Exchangeable     |       |       |    | |       |       |        |        |             |         |        |         |      |      |
Preferred Stock, |       |       |    | |       |       |        |        |Class A      |         |        |         |      |      |
par value $1.00  | $25.00|1/20/99| S  | |       |  01   |11/30/99|   02   |Common Stock |  01,02  |   01   |         |  I   |  03  |
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5.5%             |       |       |    | |       |       |        |        |             |         |        |         |      |      |
Series A Senior  |       |       |    | |       |       |        |        |             |         |        |         |      |      |
Cumulative       |       |       |    | |       |       |        |        |             |         |        |         |      |      |
Convertible      |       |       |    | |       |       |        |        |             |         |        |         |      |      |
Exchangeable     |       |       |    | |       |       |        |        |             |         |        |         |      |      |
Preferred Stock, |       |       |    | |       |       |        |        |Class A      |         |        |         |      |      |
par value $1.00  | $25.00|1/20/99| P  | |       |  01   |11/30/99|   02   |Common Stock |  01,02  |   01   | 550,000 |  I   |  03  |
====================================================================================================================================

Explanation of Responses:

01: On January 20, 1999, The Goldman Sachs Group, L.P. ("GS Group") sold 55,000 shares of 5.5% Series A Senior Cumulative Convertible Exchangeable Preferred Stock, par value $1.00 per share, of Carmike Cinemas, Inc. ("Series A Preferred Stock"), representing all shares of Series A Preferred Stock held directly by GS Group, to Stone Street Fund 1998, L.P. ("Stone Street 1998") and Bridge Street Fund 1998, L.P. ("Bridge Street 1998"), for an aggregate purchase price of $5,500,000, or price per share of $100.00.

02: Each share of Series A Preferred Stock will be convertible on and after November 30, 1999 at any time at the option of the holder into four shares of Class A Common Stock of Carmike Cinemas, Inc. ("Common Stock").

03: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). GS Group is the general partner of and owns a 99% interest in Goldman Sachs. Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 550,000 shares of Series A Preferred Stock through certain investment partnerships, including Stone Street 1998 and Bridge Street 1998 (collectively, the "Limited Partnerships"), of which affiliates of Goldman Sachs and GS Group are the general partner, managing partner or managing general partner. Goldman Sachs is the investment manager of one of the Limited Partnerships. The shares of Series A Preferred Stock reported herein as indirectly beneficially owned are owned by the Limited Partnerships. The Reporting Person disclaims beneficial ownership of the securities reported herein as indirectly owned.




By: s/ Roger S. Begelman                                   February 10, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
              Attorney-in-fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.